The Trust on behalf of it series, Allianz AGIC International Growth Opportunities Fund, held a special meeting of shareholders on July 11, 2012. Shareholders of the Fund voted on the following proposals:

Proposal 1:

Approval of RCM Capital Management LLC as the new sub-adviser to the Fund and the terms of a Sub-Advisory Agreement relating to the Fund between Allianz Global Investors Fund Management LLC and RCM Capital Management LLC.

Proposal 2:

Approval of Allianz Global Investors Europe GmbH as the portfolio manager to the Fund and the terms of a Portfolio Management Agreement relating to the Fund between RCM Capital Management LLC and Allianz Global Investors Europe GmbH.

The Fund's shareholders voted as indicated below:

               For          Against       Abstain
Proposal 1     2,243,402    55,242        122,530
Proposal 2     2,232,222    66,422        122,530